NATUREWELL, INC. 110 West C Street, Suite 1300 San Diego, California 92101

February 23, 2006

Mail Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:	Jeffrey P. Riedler; Zafar Hasan

	Re:	Naturewell, Incorporated Revised Preliminary Information Statement on Schedule 14C Filed February 10, 2006 (File No. 0-26108)

Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of February 17, 2006 relating to the Revised Preliminary Information Statement on Schedule 14C of Naturewell, Inc. (the "Company"). The Company responds as follows:

Schedule 14A
General

1.

We note your response to our comment regarding incorporation by reference. However, although you have not discussed the language contained in Item 13(b)(2) of Schedule 14A directly, it appears that your position is that the Item does not apply because the information contained in the annual report is not material to the exercise of prudent judgment and so you are no longer planning to incorporate these documents by reference. Please be advised that we are providing no comfort as to whether financial statements are required to be incorporated by reference Instruction 1 of Item 13. Furthermore, in future filings where you incorporate documents the requirements of Item 13(b)(2) will apply.

Response:

Your comment has been noted.

2.

Please relocate the section entitled "Interests of Certain Persons in Matters to be Acted Upon" so that it follows the section entitled "The Second Amendment to the Certificate of incorporation". This information in this section is closely related to the amendments to the certificate.

Response:

The filing has been revised accordingly.

Purpose & Effect of Enacting the Second Amendment

3.

Please revise the last sentence to state, if true, that you have no plans to issue the additional shares of common stock that will be authorized after passage of the second amendment to the certificate.

Response:

The filing has been revised accordingly.

4.	Expand this last paragraph to disclose assuming the passage of the second amendment:
● the number of shares that will be authorized,
● the number of shares that will be issued,
● the number of shares that will be reserved pursuant to the terms of all warrants, convertibles, options etc. as well as any contractual obligations to issue shares, and
● the number of shares that will be unissued & unreserved for issuance.

Response:

The filing has been revised accordingly.

Outstanding and Issuable Securities and Voting Rights
Series C Preferred Stock

5.

In the second paragraph of this section disclose the cash proceeds the registrant received and clarify the use(s) of these proceeds from the sale of the preferred shares to Mr. Arabia. If the registrant did not receive cash explain the nature and amount of all forms of none cash consideration the company received.

Response:

The filing has been revised to indicate that the preferred shares were issued in consideration of services rendered by Mr. Arabia valued at $75,000.

6.	In the second paragraph please expand romanette (iii) to explain the specific obligations to Mr. Arabia to which you refer.

Response:

The second paragraph has been revised to explain the specific obligations to Mr. Arabia.

7.

In the same paragraph disclose the conversion price of the Preferred Stock issued to Mr. Arabia and compare it to the market price(s) of your common stock at the time you issued it. Also state the number of shares of common stock Mr. Arabia would receive upon conversion of the preferred stock into which the preferred stock may be converted.

Response:

The filing has been revised accordingly.

Convertible Notes

8.

In the second bullet we understand that Mr. Arabia holds $190,000 of the senior convertible debt. Please clarify whether Mr. Arabia holds any or all of the additional $1,093,904 of the senior convertible debt. State the conversion price(s) of all series of convertible debt issued to Mr. Arabia and the number of shares into which he may convert them. Also, compare the conversion price(s) of the convertible notes held by Mr. Arabia to the market price(s) on the date(s) the registrant issued each of the convertible debt securities to Mr. Arabia. If more practicable, you may consider using ranges of prices,

Response:

The filing has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management

9.	You should present your table as of the latest practicable ate. We note the table now reads as of November 18, 2005. Please revise accordingly.

Response:

The filing has been revised accordingly.

Should you have any questions, please do not hesitate to contact the Company's securities counsel, Darrin Ocasio or Sebastian Weiss of Sichenzia Ross Friedman Ference LLP, at 212-930-9700. Thank you.

Very Truly Yours, /s/ James R. Arabia James R. Arabia